UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR OCTOBER 25, 2002
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                         -----              -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY HAS GIVEN REQUIRED NOTICE, PURSUANT TO CANADIAN SECURITIES RULES, THAT THE 2002 SPECIAL GENERAL MEETING OF REGISTERED STOCKHOLDERS OF THE COMPANY WILL BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, ON THE 22ND DAY OF NOVEMBER, 2002 AT THE HOUR OF 10:00 A.M.

ATTACHED IS AN INFORMATION CIRCULAR AND PROXY, WHICH WAS MAILED TO ALL REGISTERED STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF THE COMPANY FOR USE AT THE SPECIAL GENERAL MEETING.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   October 25, 2002

Exhibit 99.1
INFORMATION  CIRCULAR
October 25, 2002

NOTICE AND INFORMATION CIRCULAR
for
Special General Meeting
of
Shareholders
of
SHEP TECHNOLOGIES INC.

October 25, 2002



SHEP TECHNOLOGIES INC.
Suite 880 - 609 Granville Street
Vancouver, BC
V7Y IG5

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the special general meeting of the shareholders of SHEP Technologies Inc. (the "Corporation") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on November 22, 2002, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To consider, and if thought fit, approve a special resolution authorizing subdividing the Corporation's common shares without par or nominal value on the basis set forth in the information circular accompanying this notice and altering the Corporation's Articles accordingly.
2. To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Corporation of an equity incentive plan for the Corporation, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this Notice.
3. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 25th day of October, 2002.
    BY ORDER OF THE BOARD
     "Malcolm P. Burke"
Malcolm P. Burke
President and Chief Executive Officer

SHEP TECHNOLOGIES INC.
Suite 880 - 609 Granville Street
Vancouver, BC
V7Y IG5

INFORMATION CIRCULAR
(As at October 25, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of SHEP Technologies Inc. (the "Corporation") for use at the special general meeting of the Corporation to be held on November 22, 2002 (the "Meeting") and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER
A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY
Common shares of the Corporation (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY
Completed forms of proxy must be deposited at the office of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, Montreal Trust Centre, 510 Burrard Street 4th Floor, Vancouver BC V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS
Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY
Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation is authorized to issue an 100,000,000 Common shares without nominal or par value (the "common shares"), of which 20,347,948 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on October 22, 2002 will be entitled to receive notice of and vote at the Meeting. The Corporation has only one class of shares.
To the knowledge of the directors and senior officers of the Corporation, the only persons that beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation are as follows:

                         No. of Common Shares          Percentage of Outstanding
Name                      Owned or Controlled               Common Shares
--------------------------------------------------------------------------------
Gateway Research
Management Group Ltd. [1]       3,722,700                          18.3%
William R. Evans                3,109,095                          15.3%
--------------------------------------------------------------------------------
[1] Gateway Research Management Group Ltd. is a private company, the shares of which are controlled by Kevin Winter, a former director of the Corporation.

EXECUTIVE COMPENSATION
The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at April 30, 2002 and the other four most highly compensated executive officers of the Corporation as at April 30, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers") and for the purpose of the Business Corporations Act (Yukon) $40,000 including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year. Compensation for CEO or officer acting in that capacity must be disclosed regardless of amount Also, Yukon disclosure respect to directors and officers receiving more than a sum of $40,000 is no longer disclosed in Summary Compensation Table - only in Yukon disclosure section.

                      Summary Compensation Table
Name
and                                                          Other Annual
Principal                        Salary         Bonus        Compensation
Position               Years      ($)            ($)              ($)
---------------------------------------------------------------------------
Kevin Winter            2002      Nil            Nil              Nil
President               2001      Nil            Nil              Nil
Chief Executive
Officer

Leonard Peterson        2002      Nil            Nil              Nil
President               2001      Nil            Nil              Nil
                        2000      Nil            Nil              Nil

Vernon G. Meyer         2001      Nil            Nil              Nil
President               2000      Nil            Nil              Nil


                     Long Term Compensation
                                      Awards           Payouts
                             Securities   Restricted
                               Under      Shares or
Name                          Option/     Restricted               All other
and                            SAR's        Share                  Compensa-
Principal                     Granted       Units     LTIP Payouts      tion
Positions           Years        (#)         ($)          ($)         ($)
----------------------------------------------------------------------------
Kevin Winter        2002         Nil         Nil          Nil         Nil
President           2001         Nil         Nil          Nil         Nil
Chief Executive
Officer

Leonard Peterson    2002         Nil         Nil          Nil         Nil
President           2001         Nil         Nil          Nil         Nil
                    2000         Nil         Nil          Nil         Nil

Vernon G. Meyer     2001         Nil         Nil          Nil        7,500
President           2000         Nil         Nil          Nil       30,000


Long Term Incentive Plan (LTIP) Awards

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") and Other Rights to Purchase Securities

There were no Options/SARs grants or grants of other rights to purchase securities during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

None of the Named Executive Officers, directors or officers of the Corporation exercised any options in respect of the Corporation's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts

For the financial year ended April 30, 2002, the Corporation and its subsidiaries had no employment contracts with any Named Executive Officer.

The Corporation and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

William R. Evans, a director of the Corporation, entered into agreement dated January 1, 2002 with, inter alia, SHEP Limited, a wholly owned subsidiary of the Corporation since September 2002 for the provision of services to SHEP Limited. Pursuant to the agreement, Mr. Evans receives 85,000 lbs per annum until December 31, 2003. If this agreement is terminated prior to December 31, 2003, SHEP Limited may be liable to pay Mr. Evans until the end of the agreement.

Compensation of Directors

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year. The Corporation does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors. See "Particulars of Matters to be Acted Upon - Adoption of Equity Incentive Option Plan".

INDEBTEDNESS TO CORPORATION OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No directors or officers of the Corporation other than the Named Executive Officer(s) received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year.

NOTE: If any directors or officers are disclosed here, only disclose a lump sum compensation and do not divide salary and benefits. ALSO, Named Executive Officer is not recognized under Yukon legislation.

The Corporation does not have a Pension Plan or Retirement Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider, no director of the Corporation, no officer of the Corporation, and no shareholder of the Corporation who beneficially owns or exercised control or direction over shares carrying more than 10% of the votes attached to shares of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation other then those outlined below.

In January 2002, Gateway Research Management Group Ltd. ("Gateway") of the Bahamas, purchased 1,675,000 common shares of the Corporation from an insider of the Corporation in a private transaction and 2,047,700 common shares of the Corporation in connection with an assignment and settlement of Corporation debts in the aggregate of $102,385. Kevin Winter, a director of the Corporation, is a director of Gateway. On February 28, 2002, Mr. William McCartney, Mr. Murray Oliver and Mr. Leonard Peterson resigned from the Board of Directors and Mr. Eric Collins and Mr. Richard King were appointed to the Board.

For the financial year ended April 30, 2002, Pemcorp Management Inc. ("Pemcorp"), an insider of the Corporation, provided consulting services to the Corporation, for which it received $17,500. The Corporation terminated without penalty, effective November 30, 2001, the management agreement made by and between the Corporation and Pemcorp. Pemcorp is a management services company controlled by two former directors of the Corporation.

In September 2002, the Corporation completed the acquisition of SHEP Limited, an Isle of Man company, pursuant to a purchase agreement dated May 22, 2002, as amended, among SHEP Limited, Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics - Executive Pension Scheme in exchange for 10,600,000 shares in the capital of the Corporation. Upon the completion of the transaction, William R. Evans, a principal shareholder of Ifield Technology Limited, and Peter Humphrey, a principal shareholder of Marshalsea, became directors of the Corporation. Euro Capital Markets Ltd. held shares in SHEP Limited on behalf of certain individuals including Malcolm P. Burke and Betty Anne Loy who are both directors of the Corporation. Consequently, Mr. Burke and Ms. Loy received shares in the capital of the Corporation. The acquisition agreement was negotiated at arm's length prior to Mr. Burke and Ms. Loy becoming directors of the Corporation.

MANAGEMENT CONTRACTS

For the financial year ended April 30, 2002, Pemcorp Management Inc., an insider of the Corporation, provided consulting services to the Corporation, for which it received $17,500.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except for the ability of directors of the Corporation to grant stock options to directors, officers of the Corporation, no director or senior officer of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.  Subdivision of Share Capital

Shareholders will be asked at the Meeting to pass special resolutions subdividing all of the Corporation's common shares without par or nominal value of a one for two basis, subject to receipt of all necessary regulatory approvals. The text of the special resolutions, in substantially the form set out below subject to such changes as required by counsel or regulatory authorities, is as follows:

"Resolved as a special resolution that the Corporation, subject to the approval of any regulatory authority having jurisdiction, subdivide all of its common shares without par value from One Hundred Million (100,000,000) common shares without par or nominal value into Two Hundred Million (200,000,000) common shares without par or nominal value, every one (1) of such common shares without par or nominal value being subdivided into two (2) common shares without par or nominal value and altering the Corporation's Articles accordingly."

The directors of the Corporation shall, in their sole discretion, effect such resolution as and when they see fit, subject to receipt of all necessary regulatory approvals. If the directors determine to effect the share subdivision upon receipt of shareholder and regulatory approvals, a share certificate evidencing the requisite number of additional Common Shares will be mailed to each registered shareholder upon completion of all necessary filings. Each registered shareholder will receive the appropriate number of additional Common Shares for each share held as at the effective date of subdivision.

Management of the Corporation is recommending the subdivision as it will increase liquidity of the Corporation's Common Shares and facilitate further corporate developments.

2.  Adoption of Equity Incentive Plan

The board of directors of the Corporation adopted an equity incentive plan (the "Equity Incentive Plan") effective October 8, 2002, subject to acceptance by the shareholders of the Corporation. The purpose of the Equity Incentive Plan is to allow the Corporation to grant options and other share-based compensation to directors, officers, employees and service providers as additional compensation and as an opportunity for them to benefit from increases in value of the common stock of the Corporation. The granting of such options and other share-based compensation is intended to align the interests of such persons with that of the Corporation and the shareholders of the Corporation.

Pursuant to the Equity Incentive Plan, the board of directors may from time to time authorize the issuance of options, share bonuses, rights to purchase shares or share appreciation rights to directors, officers and employees of and services providers to the Corporation and its Affiliates (as defined in the Equity Incentive Plan). The Equity Incentive Plan has a maximum life of 10 years, although termination of the plan does not affect the rights associated with any awards under the Equity Incentive Plan. Options will be exercisable over periods of up to ten years as determined by the board of directors or a committee appointed by the board of directors of the Corporation and are generally required to have an exercise price no less than 85% of the Fair Market Value as defined in the Equity Incentive Plan prevailing on the day that the option is granted. The Equity Incentive Plan provides that the Board of Directors may determine the timing and conditions under which options may become exercisable ("vest"), such as performance, change of control, or the occurrence of other criteria. The maximum number of Common Shares which may be issued pursuant to the Equity Incentive Plan is 2,200,000, although this number is automatically adjusted for share splits including the subdivision of the Corporation's common shares on a one for two basis as discussed under the heading "Subdivision of Share Capital".

The Equity Incentive Plan must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Equity incentive Plan.

There is no other equity incentive plan in place or options granted. From time to time, the board of directors may seek approval from the shareholders to modify the Equity Incentive Plan or to enter into additional plan(s).

The full text of the Equity incentive Plan will be available for review during regular business hours at the Company's office at Suite 880 - 609 Granville Street, Vancouver, B.C. and at the Meeting. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Equity incentive Plan.

3.  Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 25th day of October, 2002.

     BY ORDER OF THE BOARD
       "Malcolm P. Burke"

     Malcolm P. Burke, President & Chief Executive Officer

Exhibit 99.2
PROXY
October 25, 2002

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
SHEP TECHNOLOGIES INC. (the "Corporation")

TO BE HELD AT 10th Floor, 595 Howe Street, Vancouver, B.C. on November 22, 2002 at 10:00 A.M.<address>

The undersigned Registered Shareholder of the Corporation hereby appoints, Tracy
A. Moore, a Director of the Corporation, or failing this person, Betty Anne Loy, a Director of the Corporation, or in the place of the foregoing, --------------- as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
                                                              For       Against

1.  To approve a special resolution authorizing the
    subdivision of the Corporation's common shares from
    100,000,000 common shares to 200,000,000 common shares,
    every one common share being divided into two common
    shares and altering the Corporation's Articles
    accordingly.                                             ------      ------
2.  To approve an ordinary resolution to implement an
    equity incentive plan for the Corporation.               ------      ------
3.  To transact such other business as may properly come
      before the Meeting                                     ------      ------


The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
SIGN HERE:                                    ---------------------------------

Please Print Name:                           ----------------------------------

Date:                                        ----------------------------------
Number of Shares
Represented by Proxy:                        ----------------------------------

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.



INSTRUCTIONS FOR COMPLETION OF PROXY
1.  This Proxy is solicited by the Management of the Corporation.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this

Instrument of Proxy;

OR

  (b) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is Suite 401, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 683-3694.